

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto Inc
2034 West 2nd Avenue
Eugene, Oregon 97402

  Re: Arcimoto Inc
    Registration Statement on Form S-1
    Filed November 7, 2019
    File No. 333-234553

Dear Mr. Frohnmayer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate McHale at (202) 551-3464 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing